Ratio of earnings to fixed charges
Ratio of earnings to fixed charges - Bank

in	6M11	2010	2009	2008		2007	2006

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	3,086	6,271	7,357	(15,839)		12,165	12,820

Income from equity method investments	(48)	(148)	(31)	98		(200)	(114)

Pre-tax earnings/(loss) from continuing operations	3,038	6,123	7,326	(15,741)		11,965	12,706

Fixed charges:
Interest expense	9,332	18,798	18,153	39,189		53,994	43,421

Interest portion of rentals [1]	265	566	557	543		551	551

Preferred dividend requirements	102	162	131	60		0	0

Total fixed charges	9,699	19,526	18,841	39,792		54,545	43,972

Pre-tax earnings before fixed charges	12,737	25,649	26,167	24,051		66,510	56,678

Noncontrolling interests	999	802	(697)	(3,379)		5,013	3,620

Earnings before fixed charges and provision for income taxes	11,738	24,847	26,864	27,430		61,497	53,058

Ratio of earnings to fixed charges	1.21	1.27	1.43	0.69	[2]	1.13	1.21

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The coverage deficiency was CHF 12,362 million for the year ended December 31, 2008.